# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vemanti Group, Inc., CIK 0001605057
CUSIP: 92259A102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 7545 IRVINE CENTER DR., 7545 IRVINE CENTER DR., IRVINE, California (CA), 92618
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001477932-21-004431
Filed by CIK 0001869377
Persons authorized to receive notices and communications: Mark Crone, Esq., 420 Lexington Avenue, Suite 2446, New York, New York (NY), 10170, 646-861-7891

## Reporting persons
- Tran Tan (CIK 0001869377): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 20,155,000; shared voting power 0; sole dispositive power 20,155,000; shared dispositive power 0; aggregate amount beneficially owned 20,155,000 (27.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Vemanti Group, Inc.
Address of issuer's principal executive offices: 7545 IRVINE CENTER DR., 7545 IRVINE CENTER DR., IRVINE, California (CA), 92618
Comment: This Amendment No. 3 to the Schedule 13D (this "Amendment No. 2") relates to the Common Stock of Vemanti Group, Inc., a Nevada corporation with principal executive offices located at 7545 Irvine Center Dr., Suite 200, Irvine, CA 92618 (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on July 7, 2021 (the "Initial Schedule"), as amended and supplemented by Amendment No. 1 filed on October 24, 2023, and Amendment No. 2, filed on April 10, 2024 (the "Amendments", together with the Initial Schedule, the "Schedule 13D") on behalf of the Reporting Person. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment: Mr. Tran's principal occupation is serving as the Chief Executive Officer of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

On April 1, 2024, Mr. Tran entered into a Mutual Rescission Agreement and Release (the "Rescission Agreement") with the Issuer, VinHMS Pte. Ltd., a Singapore private company limited by shares ("VinHMS") and VinHMS's shareholders. Pursuant to the terms of the Rescission Agreement, on December 20, 2024, Mr. Tan transferred 800,000 shares Issuer's Series B convertible preferred stock, par value $0.0001 per share ("Series B Preferred Stock") to the Company for cancellation.

In connection with the Rescission Agreement, the Lock-Up Agreement between Mr. Tran and the Issuer related to the Series B Preferred Stock was terminated on December 20, 2024.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D is hereby amended and restated as follows:

The information set forth on the cover page of Amendment No. 3 is hereby incorporated by reference into this Item 5.

As of the date of this Schedule 13D, Mr. Tran beneficially owns an aggregate of 20,155,000 shares of the Common Stock, which is approximately 27.4% of the Common Stock issued and outstanding as of the Issuer's latest annual report on Form 10-Q filed with the SEC on November 15, 2024.
Transactions in the class effected during the past sixty days: There have been no other transactions in the shares of Common Stock effected by Mr. Tran during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1. Mutual Rescission Agreement and Release, dated December 17, 2024, by and among Vemanti Group, Inc., Mr. Tan Tran, VinHMS Pte. Ltd., Mr. Hoang Van Nguyen and Asian Star Trading & Investment Pte. Ltd.

## Signatures
- Tran Tan: /s/ Tan Tran, Tan Tran (12/23/2024)